EXHIBIT 21.1

Vivos Therapeutics, Inc.

Subsidiaries of the Registrant

Entity Name	Place of Incorporation
First Vivos, Inc.	Texas
BioModeling Solutions, Inc.	Oregon
Vivos Therapeutics (Canada) Inc.	British Columbia
Vivos Management and Development, LLC	Colorado
Vivos Del Mar Management, LLC	California